ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

07026981

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 20, 2007 (ASX - Announcement & Media Release: Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 Sept 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
Production commences from SL 328 # 9 Deep Well (FAR 10.1875%)

Following construction of surface installations, production has commenced from the Middle Hollywood Sand interval of the SL 328 #9 well at Lake Long Field.

The well has been placed on line and is producing 1.825 million cubic feet of gas and 50 barrels of condensate per day on a restricted 7/64 inch choke at a flowing tubing pressure of 4,425 psi. The operator plans to open up production during the next few weeks to a planned rate of 4 million cubic feet per day with associated condensate.



The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Surface Installation complete – Marceaux #1 well turned to sales

Construction of surface production facilities for the Marceaux #1 well has been completed. Production tubing has been run and gas lift valves installed to provide for artificial lift over the life of the well.

Pressure analysis studies have been performed and subject to establishing production history there remains the possibility that a further one or two well locations exist downdip from the Marceaux #1 well.

The well was turned to sales on 14 September 2007 on a very restricted 4/64 inch choke at a flowing tubing pressure of 5150 psi.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au





Prior to running tubing approximately 4,500 barrels of oil were produced into frac tanks over a 6 day period and trucked by Central crude to sales point.

On turning the well to sales the well sanded up suggesting either a packer failure or an issue with the gas mandrills. A coiled tubing unit is being mobilised to start cleaning out tubing and place the well back on line.

The Operator is Neumin Production Company of Lafayette, Louisiana. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Drilling ahead at 3,241 metres

FAR has been advised by ARC Energy Limited that current operations at the well comprise drilling ahead at 3,241mMD.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Derby
L
98-9
Kora 1
10 km

The primary reservoir objective of Valentine 1 is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.

Stokes Bay 1

The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

A Drilling Report on the Valentine well is contained in the attached well summary sheet.

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	20 September 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth:	3,241mMD	
Time of Reporting:	0600 hrs, WST 20 September 2007	
Operations Since Last Report:	Directionally drilled to 3241m. Changed the drill bit and reconfigured the directional assembly and now preparing to recommence drilling ahead	
Current Operations:	Drilling Ahead	
Hydrocarbon indications:	None	
Comment:	Lithologies presently being drilled are predominantly tight limestones and minor claystones of probable Devonian age with minor mud gas shows observed. The target Virgin Hills Formation clastic section has yet to be intersected. Correlation of the new Valentine 1 stratigraphy with Puratte 1; the most equivalent well (50 kms away); indicates that the top of the Virgin Hills clastic objective is now prognosed slightly deeper at approximately 3315m MD. This change in prognosed depth is not structurally significant and reflects the uncertainty of prediction of stratigraphy and depths in an underexplored basin.	
Participants in the well (post earning):	ARC Energy Limited - 38.95% (Operator) Empire Oil and Gas NL - 14.8% Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%	

A time versus depth chart follows:

Canning Basin Valentine - 1

Spud Date: 12:30hrs 12th August 2007 **General Well Data** **DATE:** 20/09/2007

Planned TD: 3407.5mMD / 3300m TVSS **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs WST

RIH after changing bit and directional assembly. Washing & Reaming to bottom at 3241m


ARC ENERGY
Canning Basin Valentine-01
(Exploration Well from Spud 12th August 2007)
Predicted Progress
Actual Progress
13 3/8"@112mMD
9 5/8" @808mMD
Change bit at 1511m
Change bit at 2308m
Change bit at 2589m
Run E Logs at 2589m
Change Bit at 3038m
Change Bit at 3241m
20/09/07
Expected TD 3402.5mMD 3300mTVSS
Depth (Measured below Rotary Table in metres)
Days
Valentine-1 Primary Target "Virgin Hills"
Carolyn Formation
Grant Group
Betty Formation
Fairfield Group
Gumhole Formation

For information on FAR's drilling activities visit our website at ***www.far.com.au***

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au